Exhibit 99.1

Release

Frankfurt am Main	20 March 2013

Deutsche Bank provides update on its 2012 preliminary results

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today announced that new developments related to specific existing legal matters have occurred after the disclosure of the Bank’s preliminary, unaudited 2012 results on 31 January 2013. Deutsche Bank is obliged, under IFRS, to assess the impact this new information has on its financial position and results for 2012. IFRS requires that any developments that materially affect the Bank’s legal provisions must be considered and if necessary reflected if they become known before the financial statements are finalized.

The new developments require provisions concerning US mortgage-related litigation in some of the Bank’s legacy businesses that are assigned to the Non-Core Operations Unit, as well as unrelated regulatory investigations.

Based on these developments and the IFRS requirements, the Bank has increased its provisions for litigation by EUR 0.6 billion to EUR 2.4 billion. This reduces the previously announced income before income taxes by EUR 0.6 billion to EUR 0.8 billion and net income by EUR 0.4 billion to EUR 0.3 billion.

As some of the provisions relate to claims that had previously been disclosed as contingent liabilities, the Bank’s contingent liabilities for significant legal and regulatory matters decline by approximately EUR 0.5 billion to EUR 1.5 billion. As a result of the above mentioned changes, Deutsche Bank’s Basel 2.5 Common Equity Tier 1 capital ratio as of 31 December 2012 declines to 11.4% from 11.6%. The Bank’s Basel 3 pro-forma Common Equity Tier 1 capital ratio (fully loaded) declines to 7.8% from 8.0%. Nevertheless, the Bank reaffirms its target for the Basel 3 pro-forma Common Equity Tier 1 capital ratio (fully loaded) of 8.5% at 31 March 2013. The proposal of the Management Board and the Supervisory Board for a cash dividend of EUR 0.75 per share remains unchanged.

Issued by Investor Relations of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 69 910 35395, Fax +49 69 910 38591	Internet: www.db.com/ir E-Mail: db.ir@db.com

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Adjusted results at a glance

in EUR million	FY 2012	FY 2011
Net revenues	33,741	33,228
Total noninterest expenses	31,236	25,999
Income before income taxes	784	5,390
Income tax	493	1,064
Net income	291	4,326
Basel 2.5 Common Equity Tier 1 capital ratio	11.4%	9.5%
Basel 3 pro-forma Common Equity Tier 1 capital ratio (fully loaded)	7.8%	<6.0%

For further details, including the impact of these changes on the fourth quarter 2012 results, please refer to the updated Financial Data Supplement, which is available under https://db.com/ir/financial-supplements.

All figures reported herein and in the Financial Data Supplement are preliminary and unaudited. Deutsche Bank’s 2012 Financial Report and Annual Report on Form 20-F, including the audited financial statements, are scheduled to be filed and published on 15 April 2013.

For further information, please contact:

Deutsche Bank AG
Press and Media Relations	Investor Relations

Ronald Weichert +49 69 910 38664	+49 69 910 35395 (Frankfurt)
Armin Niedermeier +49 69 910 33402	+1 212 250 1540 (New York)
db.presse@db.com	db.ir@db.commailto:

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2012 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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